

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

February 27, 2007

<u>Via U.S. Mail and Facsimile</u>

Mr. John J. Lipinski
CVR Energy, Inc.
2277 Plaza Drive, Suite 500
Sugar Land, Texas 77479

      Re: **CVR Energy, Inc.**
               Amendment No. 4 to Registration Statement on Form S-1
               Filed February 12, 2007
               File No. 333-137588

Dear Mr. Lipinski:

We have reviewed your response letter and the amended filing, and we have the following legal comments. We have not completed the accounting review. We will issue additional accounting comments, if any, in a separate letter. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A-4 filed February 12, 2007

General

1. Please update your financial statements. Refer to Rule 3-12 of Regulation S-X.

2. Please update your consents. Refer to number 23 of the Exhibit Table in Item 601 of Regulation S-K.

3. We note from your response to prior comment number 25 that "Until the reorganization event occurs, which is expected prior to or concurrent with the effectiveness of the registration statement, CVR Energy, Inc. will be a shell company with no assets or liabilities, no revenue and no activity to report." Based on your representation, please expand your prospectus summary disclosure under the heading Our History on pages five and six to clarify that the registrant, CVR Energy, Inc., has not commenced operations and has no (or nominal) assets or liabilities. Please also describe in sufficient detail any contingent liabilities and commitments attributable to the registrant. Finally, to aid investor understanding, please include a chart prior to the one shown on page seven that details the organizational structure prior to the reorganization event.

Our Competitive Strengths, page 3

Regional Advantage and Strategic Asset Location

4. We note your statement that you are geographically advantaged to supply products to markets in Kansas, Missouri, Nebraska, Iowa, and Texas because you do not incur intermediate transfer, storage, barge or pipeline freight charges with respect to those markets. You further state that the geographic advantage provides you with a distribution cost benefit over U.S. Golf Coast ammonia and UAN importers and that the "cost differential represents a significant portion of the market price of [the] commodities." Please quantify the cost differential vis-à-vis the market price of the commodities. Also disclose the source for supporting document number 18 (from the binder of supporting documents), which includes the costs incurred by your competitors.

Use of Proceeds, page 36

5. We note that the proceeds of the offering will be used to pay indebtedness incurred in connection with the acquisition of assets from the Immediate Predecessor. As required by Item 504 of Regulation S-K, please expand to describe how the proceeds from such indebtedness were used or provide a cross-reference to a section that describes the use of the proceeds.

Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 40

6. We note from your response to prior comment number 19 that, "concurrent with the consummation of the Subsequent Acquisition in accordance with the change of control provision contained in agreements related to the plans," you immediately terminated the compensation plans of Immediate Predecessor on June 24, 2005. As such, you reported an adjustment to reverse share based compensation associated with plans of Immediate Predecessor and an adjustment to recognize share based compensation under the Successor plans instead. Based upon your response, we are unable to concur that these adjustments are directly attributable to the Subsequent Acquisition effected through the stock purchase agreement. Instead, these adjustments appear to be the result of the terms of the share based payment arrangements. As such, it appears that you need to revise your pro forma presentation to remove these adjustments. In addition, please expand your note disclosure to identify the nature of the change of control provisions.

7. You state in your response to prior comment number 20 that "Successor entered into a refinancing transaction pursuant to which Successor entered into new first lien and second lien credit facilities and all debt outstanding under the Immediate Predecessor's then outstanding credit facility was repaid as required by the change of control provision in such facility." We note from your revised disclosure, however, that you were required by the stock purchase agreement to enter into a refinancing transaction. Please confirm, if true, that you were required to refinance your debt agreement as a result of the Subsequent Acquisition effected through the stock purchase agreement or otherwise advise. In this regard, it is unclear whether the debt refinancing was the result of a change of control provision in the debt agreement or required by the stock purchase agreement. Please advise.

Investments in Coffeyville Acquisition LLC, page 153

8. We note your response to comment 24 but still do not concur. Given the role of the agreement in the formation of the issuer and the fact that it was with a related party, we do not concur with your assessment that this agreement is not material. We reiterate our comment that you file the agreement as an exhibit to the registration statement.

* * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Goeken at (202) 551-3721 or Jill Davis, Accounting Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Davis
J. Goeken
C. Moncada-Terry

VIA FACSIMILE
Stuart H. Gelfold
Fried, Frank, Harris, Shriver & Jacobson LLP
212-859-8589